EXHIBIT 99.1
PRESS RELEASE ISSUED BY APPLIED ENERGETICS, INC. ON AUGUST 11, 2008

APPLIED ENERGETICS REPORTS SECOND QUARTER 2008 FINANCIAL RESULTS

TUCSON, Ariz. — August 11, 2008--Applied Energetics, Inc., (Nasdaq: AERG) the Guided Energy™ Company, today reported financial results for the second quarter ended June 30, 2008. The Company will host a conference call today, August 11, 2008, at 11:00 a.m. (Eastern Daylight Time).

Applied Energetics highlighted the following activities and accomplishments during the quarter:

•
Awarded a Cost-Plus-Fixed-Fee (CPFF) contract issued by the U.S. Army (Aberdeen Proving Ground, MD) with a ceiling value of approximately $9.3 million for a U.S. Marine Corps program. Due to the sensitivity of the effort the customer has asked that program details not be publicly disclosed.

•
Received a $4.5 million Sole Source Contract from the U.S. Army's Research, Development and Engineering Command (ARDEC - Picatinny, NJ) for the development and advancement of the company's Laser Guided Energy™ technology.

•	Development of the Company’s proprietary Laser Guided Energy™ technology continued largely according to plan under contracts from both the U.S. Navy and the U.S. Army.

•
Brigadier General, U.S. Marine Corp. (USMC) (Ret.) James M. Feigley was elected to the Company’s board of directors. James M. Feigley has served as President of Rock River Consulting, Inc. a defense consulting firm he founded in early May 2003 after retiring from the USMC. General Feigley served as Commander of the Marine Corps Systems Command from 1998 through 2002, where he was the executive authority on research, development, procurement, fielding and life cycle support for all Marine Corps ground combat, combat support and combat service support equipment, ordinance and systems.

Dana Marshall, Applied Energetics’ Chairman, President and Chief Executive Officer, commented, “This was an important quarter for our company, as we have secured milestone contracts for our core defense programs, and made notable progress in our efforts to move our technologies into real-world use.” Mr. Marshall continued: “We are also truly pleased with the operational and financial progress we made during this quarter. Revenues have increased, operating results are improved, and our contracted backlog has increased significantly. We continue to work with our customers to advance our technologies, and with our Board to advance our business. We welcome General Feigley to our team and thank him for the contributions he has already made in helping us move our company towards increased customer acceptance and financial performance.”

Second Quarter 2008 and Year-to-Date 2008 Financial Results

Revenue for the second quarter of 2008 was approximately $5.7 million, compared to approximately $3.1 million for the same period last year, an increase of 80%. This increase in revenue was primarily attributable to performance on new Counter-IED contracts.

Net loss attributable to common shareholders for the second quarter of 2008 was ($1.1) million, or ($0.01) per diluted common share as compared to a net loss of ($2.5) million or ($0.03) per diluted common share for the same period last year. This improvement was driven by higher revenues accompanied with lower operating expenses.

Revenue for the six months ended June 30, 2008 was approximately $7.6 million, compared to approximately $5.2 million for the same period last year, an increase of 46%. The increase in revenue was primarily attributable to performance on the Counter-IED contract received during the second quarter.

Net loss attributable to common shareholders for the six months ended June 30, 2008 was ($4.7) million, or ($0.06) per diluted common share as compared to a net loss of ($5.2) million or ($0.07) per diluted common share for the same period last year. This loss decreased primarily due to higher revenues accompanied with lower operating expenses.

During the second quarter and first half of 2008 the company made significant operational and business performance improvements. These improvements resulted in positive EBITDA for the second-quarter of 2008. EBITDA increased by $1.9 million during the second-quarter and $1.3 million during the first-half compared to the same periods in 2007. EBITDA is defined as Net Loss less depreciation, amortization, interest, taxes, and non-cash stock-based compensation.

At June 30, 2008, the Company had approximately $8.0 million of cash and cash equivalents and $7.1 million securities available-for-sale as compared to $15.0 million of cash and cash equivalents and $7.5 million securities available-for-sale at December 31, 2007.

As of June 30, 2008 the Company had a backlog of $13.1 million, which is expected to be completed within the next twelve-months. This compares to a backlog of $4.9 million at the end of our first quarter 2008.

Conference Call

As previously announced, Applied Energetics will host a conference call on August 11, 2008, at 11:00 a.m. (EDT). Shareholders and other interested parties may participate in the conference call by dialing +1 888 713 4213 (domestic) or +1 617 213 4865 (international) and entering access code 73842344, a few minutes before 11:00 a.m. EDT on August 11, 2008. The call will also be broadcast live on the Internet at www.streetevents.com,
 www.fulldisclosure.com and www.appliedenergetics.com.

A replay of the conference call will be accessible two hours after its completion through August 18, 2008 by dialing +1 888 286 8010 (domestic) or +1 617 801 6888 (international) and entering access code 89184645. The call will also be archived for 30 days at www.streetevents.com, www.fulldisclosure.com and www.appliedenergetics.com.

About Applied Energetics Inc.

Applied Energetics, Inc., based in Tucson Ariz., specializes in development and manufacture of high performance lasers, high voltage electronics, advanced optical systems, and integrated guided energy systems for defense, aerospace, industrial, and scientific customers worldwide. Applied Energetics pioneered the development of Laser Guided Energy® (LGE®) technology, and related solutions for defense and security applications. For more information about Applied Energetics, please visit www.appliedenergetics.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

Certain statements contained in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors include, but are not limited to: the dependence on sales of a limited number of products and the uncertainty of the timing and magnitude of government funding and orders, dependence on sales to government customers; the uncertainty of patent protection; the uncertainty of strategic alliances; the uncertainty of management tenure; the impact of third-party suppliers' manufacturing constraints or difficulties; management's ability to achieve business performance objectives, market acceptance of, and demand for, the Company's products, and resulting revenues; development and testing of technology and products; manufacturing capabilities; impact of competitive products and pricing; litigation and other risks detailed in the Company's filings with the Securities and Exchange Commission. The words "looking forward," "believe," "demonstrate," "intend," "expect," "contemplate," "estimate," "anticipate," "likely" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. Applied Energetics undertakes no obligation to update any forward-looking statements contained in this news release.

APPLIED ENERGETICS, INC.
CONSOLIDATED BALANCE SHEETS

	June 30, 2008	December 31, 2007
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$8,021,845	$14,981,192
Accounts receivable	5,330,634	3,264,968
Inventory	1,991,403	1,468,391
Prepaid expenses and deposits	231,142	445,832
Other receivables	126,931	59,983
Total current assets	15,701,955	20,220,366
Securities available for sale	7,125,000	7,500,000
Property and equipment - net	3,528,310	1,600,887
Intangible assets - net	61,500	86,100
Other assets	50,153	59,517
TOTAL ASSETS	$26,466,918	$29,466,870

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$589,233	$1,148,266
Accrued expenses	661,145	516,589
Accrued compensation	706,814	1,060,603
Customer deposits	824,850	936,373
Billings in excess of costs	197,455	-
Current portion of capital lease obligations	6,916	13,937
Total current liabilities	2,986,413	3,675,768
Capital lease obligations	-	2,028
Deferred rent	5,787	125,814
Total liabilities	2,992,200	3,803,610

Commitments and contingencies

Stockholders’ equity
Series A Convertible Preferred stock, $.001 par value, 2,000,000 shares authorized; 678,000 shares issued and outstanding at June 30, 2008 and 690,000 shares issued and outstanding at December 31, 2007	678	690
Common stock, $.001 par value, 125,000,000 shares authorized; 80,622,710 shares issued and outstanding at June 30, 2008 and 80,244,617 shares issued and outstanding at December 31, 2007	80,623	80,245
Additional paid-in capital	68,941,062	66,344,066
Accumulated deficit	(45,172,645)	(40,761,741)
Accumulated other comprehensive loss	(375,000)	-
Total stockholders’ equity	23,474,718	25,663,260
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$26,466,918	$29,466,870

APPLIED ENERGETICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the three months ended June 30,
	2008	2007

Revenue	$5,677,998	$3,149,173

Cost of revenue	5,189,454	3,135,603

Gross profit	488,544	13,570

Operating expenses:
General and administrative	1,157,277	2,317,578
Selling and marketing	72,854	125,015
Research and development	243,272	183,804
Total operating expenses	1,473,403	2,626,397

Operating loss	(984,859)	(2,612,827)

Other (expense) income
Interest expense	(239)	(489)
Interest income	165,780	354,143
Other	-	7,835
Total other	165,541	361,489

Net loss	(819,318)	(2,251,338)

Preferred stock dividends	(282,220)	(295,105)

Net loss attributable to common stockholders	$(1,101,538)	$(2,546,443)

Net loss per common share – basic and diluted	$(0.01)	$(0.03)

Weighted average number of shares outstanding, basic and diluted	80,594,626	78,741,988

APPLIED ENERGETICS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the six months ended June 30,
	2008	2007

Revenue	$7,639,088	$5,219,783

Cost of revenue	6,929,562	5,347,512

Gross profit (loss)	709,526	(127,729)

Operating expenses:
General and administrative	4,522,741	4,663,285
Selling and marketing	111,438	254,815
Research and development	605,210	307,827
Total operating expenses	5,239,389	5,225,927

Operating loss	(4,529,863)	(5,353,656)

Other (expense) income
Interest expense	(1,552)	(1,488)
Interest income	415,608	737,969
Other	10	7,847
Total other	414,066	744,328

Net loss	(4,115,797)	(4,609,328)

Preferred stock dividends	(577,311)	(590,221)

Net loss attributable to common stockholders	$(4,693,108)	$(5,199,549)

Net loss per common share – basic and diluted	$(0.06)	$(0.07)

Weighted average number of shares outstanding, basic and diluted	80,499,620	78,458,508

APPLIED ENERGETICS, INC.
RECONCILIATION OF NET LOSS TO EBITDA
(Unaudited)

	For the three months ended June 30,		For the six months ended June 30,
	2008	2007	2008	2007

Net loss	$(819,318)	$(2,251,338)	$(4,115,797)	$(4,609,328)

Interest income	(165,780)	(354,143)	(415,608)	(737,969)
Interest expense	239	489	1,552	1,488
Non-cash stock-based compensation expense	952,894	682,312	2,302,255	1,785,297
Depreciation and amortization expense	242,318	270,471	480,206	541,706

EBITDA	$210,353	$(1,652,209)	$(1,747,392)	$(3,018,806)

Contact:
Kevin McGrath
Cameron Associates
(212) 245-8800 Ext. 203
Kevin@cameronassoc.com